15935 La Cantera Parkway • San Antonio, TX 78256 • 877-660-4400 • vcm.com

June 26, 2023

Via EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-
Effective Amendment No. 197 to the Registration Statement on Form N-1A of
Victory Portfolios III (File Nos. 033-65572; 811-07852)

Dear Ms. Larkin:

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff ("Staff") of the U.S. Securities and Exchange Commission (the "SEC") by telephone on June 1, 2023, concerning Post-Effective Amendment No. 197 (the "Post-Effective Amendment") to the Registration Statement on Form N-1A of Victory Portfolios III (the "Trust"). The Post-Effective Amendment was filed with the SEC on April 28, 2023, on behalf of the Victory Target Managed Allocation Fund (the "Fund"), pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder. The Staff's comments are set forth in italics and are followed by the Trust's responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.Comment: Regarding the Fund Fees and Expenses Table in the fund summary, confirm whether the fees and expenses should be restated to reflect the change in investment strategy for the Fund. If so, please disclose in a footnote to the table that the fees and expenses have been restated.

Response: The Trust has restated the fees and expenses in the Fund Fees and Expenses Table to reflect the change in investment strategy for the Fund and has added a footnote to that effect following the table.

2.Comment: Regarding the Fund Fees and Expenses Table in the fund summary, confirm that the expense limitation agreement will be in effect for at least one year following the date of the prospectus. If not, please remove the disclosure regarding the expense limitation agreement from the table and consider whether to disclose this information in the statutory section of the prospectus.

Response: The Trust confirms that the expense limitation agreement will be in effect for at least one year following the date of the prospectus.

3.Comment: Under the heading "Principal Investment Strategy" in the fund summary, in the first sentence, consider changing the parenthetical phrase "(to include emerging markets)" to "(including emerging markets)."

Response: The Trust has made the requested change.

4.Comment: With respect to the bar chart under the heading "Investment Performance" in the fund summary, consider adding disclosure to the introductory paragraphs to state that the performance shown reflects the former investment strategy of the Fund prior to the relevant date. Alternatively, please explain to us why such disclosure is not appropriate.

Response: Please note that the investment exposure for the Fund is expected to remain substantially similar under the new investment strategy; however, instead of investing in underlying funds to achieve that exposure, the Fund will invest directly in securities and other instruments of operating companies and other issuers to obtain the desired exposure. Accordingly, the Trust believes that no further disclosure would be required.

5.Comment: Under the heading "Purchase and Sale of Fund Shares" in the fund summary, consider whether the first sentence relating to the purchase and sale of shares should be revised to conform to purchase and sale disclosure for other funds in the complex.

Response: The Trust has updated the purchase and sale of shares disclosure.

6.Comment: Under the heading "Additional Fund Information" in the statutory section, in the second paragraph, consider adding disclosure stating that the Fund will provide notice of a change to its investment objective.

Response: The Trust has made the requested change.

7.Comment: Under the heading "Additional Fund Information" in the statutory section, in the fifth paragraph, the Fund states that it may invest in, among other things, hedge funds. Please supplementally state whether such investments can exceed 15% of the Fund's net assets.

Response: The Trust notes that it is not expected that such investments would exceed 15% of the Fund's net assets.

8.Comment: The Staff notes that under the heading "Additional Fund Information" in the statutory section, disclosure regarding the Fund's investment strategies and risks is included on pages 7-11 and disclosure regarding the Fund's investment risks also is included on pages 12-

17.Please consider whether any of the risk disclosure on pages 7-11 could be streamlined to avoid duplication of disclosure included on pages 12-17.

Response: The Trust has made changes to the disclosure on pages 7-11 to streamline and enhance the disclosure in response to the Staff's comment.

9.Comment: Under the heading "Interest Rate Risk" in the statutory section, please consider whether to include risk disclosure regarding the transition from LIBOR.

Response: The Trust has reviewed whether to include risk disclosure regarding the transition from LIBOR and has determined that additional disclosure is not required given that the LIBOR transition is not expected to have any material impact on the Fund.

* * * * *

If you have any questions with respect to the above responses, please contact me at jdevries@vcm.com or 210-697-3630.

Sincerely,

/s/ James K. De Vries

__________________

James K. De Vries President

Victory Portfolios III